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                             June 29, 2020

       James DeMesa
       Chief Executive Officer
       Emerald Health Pharmaceuticals Inc.
       5910 Pacific Center Blvd, Ste 300
       San Diego, CA 92121

                                                        Re: Emerald Health
Pharmaceuticals Inc.
                                                            Post-Qualification
Amendment No. 4 to Offering Statement on Form 1-A
                                                            Filed June 15, 2020
                                                            File No. 024-10810

       Dear Dr. DeMesa:

               We have reviewed your amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

       Form 1-A POS filed June 15, 2020

       Plan of Distribution and Selling Securityholders, page 63

   1. We note that you have removed the section entitled "Plan of Distribution and Selling
                                                        Securityholders" from
the Offering Circular. Please reinstate this section and include the disclosure required by
Part II, Item 5 of Form 1-A, or advise.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James DeMesa
Emerald Health Pharmaceuticals Inc.
June 29, 2020
Page 2

       You may contact Laura Crotty at (202) 551-7614 or Joe McCann at (202) 551-6262 with any questions.



FirstName LastNameJames DeMesa                          Sincerely,
Comapany NameEmerald Health Pharmaceuticals Inc.
                                                        Division of Corporation
Finance
June 29, 2020 Page 2                                    Office of Life Sciences
FirstName LastName